

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Fawad Maqbool
Chief Executive Officer
AmpliTech Group, Inc.
155 Plant Avenue
Hauppauge, NY 11788

> **Re: AmpliTech Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 21, 2022**
> **File No. 333-264420**

Dear Mr. Maqbool:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing